UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Radient Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

750341109
(CUSIP Number)

April 13, 2010
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) St. George Investments, LLC (26-186835)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	❑

(b)	❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.
SOLE VOTING POWER

Warrants to purchase 1,650,035 shares plus a Convertible promissory Note with a principal amount of $1,387,530*
*Both instruments may not be converted into more than 9.9% of the Issuer’s outstanding shares.

6.	SHARED VOTING POWER

7.
SOLE DISPOSITIVE POWER

Warrants to purchase 1,650,035 shares plus a Convertible promissory Note with a principal amount of $1,387,530*
*Both instruments may not be converted into more than 9.9% of the Issuer’s outstanding shares.

8.	SHARED DISPOSITIVE POWER

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Warrants to purchase 1,650,035 shares plus a Convertible promissory Note with a principal amount of $1,387,530*
*Both instruments may not be converted into more than 9.9% of the Issuer’s outstanding shares.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.9%

12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

ITEM 1	(a)	Name of Issuer: Radient Pharmaceuticals Corporation

(b)	Address of Issuer’s Principal Executive Offices: 2492 Walnut Avenue, Suite 100 Tustin, California 92780-70391

ITEM 2	(a)	Name of Person Filing: St. George Investments, LLC

(b)	Address of Principal Business Office, or, if None, Residence: 303 East Wacker Drive Suite 1200, Chicago, IL 60601

(c)	Citizenship: Illinois Limited Liability Company

(d)	Title of Class of Securities: Common Stock $0.001 par value per share.

(e)	CUSIP NUMBER: 750341109

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

Warrants to purchase 1,650,035 shares plus a Convertible promissory Note with a principal amount of $1,387,530*
*Both instruments may not be converted into more than 9.9% of the Issuer’s outstanding shares.

(b)	Percent of class: 9.9%

(c)	Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote:

Warrants to purchase 1,650,035 shares plus a Convertible promissory Note with a principal amount of $1,387,530*
*Both instruments may not be converted into more than 9.9% of the Issuer’s outstanding shares.

(ii)	Shared power to vote or to direct the vote:

(iii)
Sole power to dispose or to direct the disposition of:

Warrants to purchase 1,650,035 shares plus a Convertible promissory Note with a principal amount of $1,387,530*
*Both instruments may not be converted into more than 9.9% of the Issuer’s outstanding shares.

(iv)	Shared power to dispose or to direct the disposition of:

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

ITEM 8:	Identification and Classification of Members of the Group.

ITEM 9:	Notice of Dissolution of Group.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2011	St. George Investments, LLC
	By:	Fife Trading, Inc.
Its: Manger
	By:	/s/ John Fife

Name: John Fife
Its: President